THE OMNIPAD COMPANY, LLC

Reviewed Financial Statements For The Year Ended December 31, 2017

August 17, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The OmniPad Company, LLC
Tallahassee, FL

We have reviewed the accompanying financial statements of The OmniPad Company, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 17, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE OMNIPAD COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 359
TOTAL CURRENT ASSETS	359
NON-CURRENT ASSETS	
Fixed Assets, Net	7,524
Licenses	150,978
TOTAL NON-CURRENT ASSETS	158,502
TOTAL ASSETS	158,862

LIABILITIES AND MEMBERS' EQUITY

NON-CURRENT LIABILITIES	
Accounts Payable	57,735
TOTAL LIABILITIES	57,735
MEMBERS' EQUITY	
Members' Contribution	618,279
Retained Earnings (Deficit)	(517,152)
TOTAL MEMBERS' EQUITY	101,127
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 158,862

Reviewed- See accompanying notes.

THE OMNIPAD COMPANY, LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Expense		
Payroll Expenses	$	226,736
General & Administrative		132,368
Rent & Lease Expenses		111,468
Travel Expenses		31,661
Repairs & Maintenance Expenses		12,519
Advertising & Marketing Expenses		1,495
Depreciation		905
		517,152
Net Income from Operations		(517,152)
Net Income	$	(517,152)

THE OMNIPAD COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(517,152)
Change in Other Assets		(8,429)
Change in Accounts Payable		57,735
Depreciation		905
Net Cash Flows From Operating Activities		(466,941)
Cash Flows From Investing Activities		
Change in Fixed Assets		(150,978)
Net Cash Flows From Investing Activities		(150,978)
Cash Flows From Financing Activities		
Change in Members' Contribution		618,279
Net Cash Flows From Investing Activities		618,279
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		359
Cash at End of Period	$	359

THE OMNIPAD COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Beginning Members' Equity	$ -
Increase in Members' Equity Contribution	618,279
Net Income	(517,152)
Ending Members' Equity	$ 101,127

Reviewed- See accompanying notes.

THE OMNIPAD COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2017

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The OmniPad Company, LLC. ("the Company") is a corporation organized under the laws of the State of Florida. The Company will be producing a patented circular motor-driven omnidirectional treadmill which will be used with virtual reality environments for the general exercise purposes

NOTE B- GOING CONCERN

As indicated in the accompanying financial statements, the Company incurred a net loss of $517,152 during the year ended December 31, 2017. The loss, as well as the uncertain conditions that the Company faces with respect to future fundraising efforts, indicate substantial doubt about the Company's ability to continue as a going concern through August 14, 2019 (one year after the accompanying financial statements were available to be issued).

The Company will conduct an equity crowdfund offering during calendar year 2018 for raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently does not occupy any rented office space. There was an escrow for the rented property and $65,000 cashier's check was given to the landlord as deposit which was subsequently cashed and withheld due to the early termination in December 2017.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the members on their individual tax returns. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject income tax filing requirements in the State of Florida. The Company's tax filing in the State of Florida for 2017 remain subject to review by the Internal Revenue service until 2021.

NOTE D- EQUITY

The Company has authorized three classes of equity. Class A interests carry voting rights at a rate of 1:1 and are non-dilutable. Class B interests carry voting rights at a rate of 1:1 and are dilutable. Class C interests are non-voting, and subject to dilution.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 17, 2018, the date that the financial statements were available to be issued.